# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 20/20 Biolabs, Inc., CIK 0001139685
CUSIP: 90138K101
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 15810 Gaither Road, Suite 235, Gaithersburg, Maryland (MD), 20877
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0002111543
Persons authorized to receive notices and communications: Jonathan Cohen, c/o 20/20 Biolabs, Inc., 15810 Gaither Road, Suite 235, Gaithersburg, Maryland (MD), 20877, 240-453-6339

## Reporting persons
- Jonathan M Cohen (CIK 0002111543): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,833,750; shared voting power 0; sole dispositive power 1,833,750; shared dispositive power 0; aggregate amount beneficially owned 1,833,750 (16.8% of the class)
  Comment: The number of shares above includes 1,366,400 shares of common stock and 467,350 shares of common stock that the Reporting Person has the right to acquire within sixty (60) days through the exercise of vested stock options. The response to Row 13 above is based on 10,442,438 shares of common stock of the Issuer outstanding as of March 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: 20/20 Biolabs, Inc.
Address of issuer's principal executive offices: 15810 Gaither Road, Suite 235, Gaithersburg, Maryland (MD), 20877

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Jonathan Cohen (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o 20/20 Biolabs, Inc., 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer of the Issuer, which is located at 15810 Gaither Road, Suite 235, Gaithersburg, MD 20877.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 13, 2000, the Reporting Person was issued 1,366,400 shares of common stock in exchange for services in connection with the formation of the Issuer.

On January 1, 2023, the Reporting Person was granted a stock option for the purchase of 388,000 shares of common stock at an exercise price of $1.74, with 194,000 shares vested on the date of the grant and the remaining shares vested in equal monthly installments over the following 24 months.

On July 1, 2024, the Reporting Person was granted a stock option for the purchase of 125,000 shares of common stock at an exercise price of $2.55, with 31,250 shares vesting on the date of grant and the remaining shares vesting in equal monthly installments over the following 36 months, subject to the Reporting Person's continuous service to the Issuer.

On March 3, 2026, the Reporting Person was granted a stock option for the purchase of 352,936 shares of common stock at an exercise price of $3.39, which shall vest in equal quarterly installments over the following four (4) years, subject to the Reporting Person's continuous service to the Issuer.

As a result of these transactions, the Reporting Person holds 1,366,400 shares of common stock and options for the purchase of 865,936 shares of common stock, of which 467,350 are exercisable within sixty (60) days.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities held by the Reporting Person were acquired in connection with the transactions described in Item 3 above.

The Reporting Person has made no plans or proposals which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 1,833,750 shares of common stock, which includes 1,366,400 shares of common stock and 467,350 shares of common stock that the Reporting Person has the right to acquire within sixty (60) days through the exercise of vested stock options. Such 1,833,750 shares represent 16.8% of the Issuer's outstanding common stock, based on 10,442,438 shares of common stock of the Issuer outstanding as of March 3, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7-10 of the cover page.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Jonathan M Cohen: /s/ Jonathan Cohen, Jonathan Cohen (03/10/2026)